Color Star Technology Company, Limited

800 3rd Ave, Suite 2800

New York, NY 10022

June 9, 2020

Attn: Wilson Lee, Robert Telewicz, Ruairi Regan, Pam Howell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Color Star Technology Company, Limited

Registration Statement on Form F-3

Filed May 19, 2020

File No. 333-239510

Dear Mr. Lee, Mr. Telewicz, Mr. Regan, and Mr. Howell:

Color Star Technology Company, Limited (the “Company,” “we”, or “our”), an exempt company formed under the laws of Cayman Islands, hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 3, 2020 regarding our Registration Statement on Form F-3 previously filed on May 19, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

1. We note that on May 6, 2020, the Company completed the disposition of its former concrete business for proceeds of $600,000. Please tell us how you considered the guidance in ASC Topic 205-20 in determining that the business should not be classified as discontinued operations in your interim financial statements for the period ended December 31, 2019. In addition, given your disposition and incorporation by reference of annual audited financial statements issued prior to such disposition, please clarify how you assessed the need to reissue your audited financial statements to report the results of your disposition in discontinued operations. Reference is made to Part I Item 5(b) of the instructions to Form F-3 and question 126.40 of the Compliance and Disclosure Interpretations related to Securities Act Forms.

Response: We acknowledge the Staff’s comment and respectfully inform the Staff of our consideration as set forth below in ASC Topic 205-20 in determining that the business should not be classified as discontinued operations in our interim financial statements for the period ended December 31, 2019.

In accordance with ASC 205-20-45-1B, A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

a.	The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.
b.	The component of an entity or group of components of an entity is disposed of by sale.
c.	The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).

In accordance with ASC 205-20-45-1E, A component of an entity or a group of components of an entity, or a business or nonprofit activity (the entity to be sold), shall be classified as held for sale in the period in which all of the following criteria are met:

a.	Management, having the authority to approve the action, commits to a plan to sell the entity to be sold.
b.	The entity to be sold is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such entities to be sold. (See Examples 5 through 7 [paragraphs 360-10-55-37 through 55-42], which illustrate when that criterion would be met.)
c.	An active program to locate a buyer or buyers and other actions required to complete the plan to sell the entity to be sold have been initiated.
d.	The sale of the entity to be sold is probable, and transfer of the entity to be sold is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 205-20-45-1G. (See Example 8 [paragraph 360-10-55-43], which illustrates when that criterion would be met.)
e.	The entity to be sold is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which an entity to be sold is being marketed is indicative of whether the entity currently has the intent and ability to sell the entity to be sold. A market price that is reasonable in relation to fair value indicates that the entity to be sold is available for immediate sale, whereas a market price in excess of fair value indicates that the entity to be sold is not available for immediate sale.
f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

In accordance with ASC 205-20-45-3, The statement in which net income of a business entity is reported or the statement of activities of a not-for-profit entity (NFP) for current and prior periods shall report the results of operations of the discontinued operation, including any gain or loss recognized in accordance with paragraph 205-20-45-3C, in the period in which a discontinued operation either has been disposed of or is classified as held for sale.

We have evaluated our discontinued operation presentation in our interim financial statements for the period ended December 31, 2019 in accordance with ASC 205-20-45-1B, 1E and 3 for our concrete business. We determined that we did not meet all of the criteria in accordance with ASC205-20-45-1E until the beginning of March 2020. However, we did not begin to dispose our concrete business until March 11, 2020 when we entered into a letter of intent for the disposition and officially closed the transaction on May 6, 2020. These dates are all subsequent to our interim financial statements period dated as of December 31, 2019. As a result, we concluded that we are not required to classify our concrete business as discontinued operations in our interim financial statements for the period ended December 31, 2019 but in our annual financial statements for the period ended June 30, 2020. We are also required to retroactively reclassify the June 30, 2019 financial operations of our concrete business as discontinued operation in our June 30, 2020 annual financial statements to be incorporated in our June 30, 2020 Form 20-F.

We also acknowledge the Staff’s comment and respectfully inform the Staff that we re-visited Part I Item 11(b) of instruction of Form F-3 and question 126.40 of the Compliance and Disclosure and determined that we are not required to reissue our audited June 30, 2019 financial statements in accordance with ASC 205-20 as our concrete business did not meet all the criteria as held for sale until the beginning of March 2020, and the disposal date is in May 2020, which is subsequent to June 30, 2019. In accordance with Part I Item 11(b)(ii) of instruction of Form F-3, financial statements are only required to be restated if there has been a change in accounting principles or a correction in an error where such change or correction requires a material retroactive restatement of financial statements.

2. Please clarify how you have evaluated the guidance in Rule 3-05 and Article 11 of Regulation S-X in determining the need to provide separate financial statements and pro-forma financial information related to your acquisitions. Your response should discuss how the disposition of your predecessor business factored into your significance assessment and the basis for your conclusions.

Response: We acknowledge the Staff’s comment and respectfully inform the Staff that our evaluation of the guidance in Rule 3-05 and Article 11 of Regulation S-X in determining the need to provide separate financial statements and pro-forma financial information related to our acquisition of Sunway Kids International Education Group Ltd. (“Sunway Kids”) on February 14, 2020 is as follows:

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In accordance with Regulation S-X Rule 3-05 (b)(2), In all cases not specified in paragraph (b)(1) of this section, financial statements of the business acquired or to be acquired shall be filed for the periods specified in this paragraph (b)(2) or such shorter period as the business has been in existence. The periods for which such financial statements are to be filed shall be determined using the conditions specified in the definition of significant subsidiary in Rule 1-02(w) as follows:

(i)	If none of the conditions exceeds 20 percent, financial statements are not required. However, if the aggregate impact of the individually insignificant businesses acquired since the date of the most recent audited balance sheet filed for the registrant exceeds 50%, financial statements covering at least the substantial majority of the businesses acquired shall be furnished. Such financial statements shall be for at least the most recent fiscal year and any interim periods specified in Rules 3-01 and 3-02.

We completed our review of the assessment of significance of an acquired business using the three testing criteria: 1) asset test, 2) investment test, and 3) income test by comparing Sunway Kids’ June 30, 2019 financial statements to our June 30, 2019 financial statements and concluded that none of the three testing criteria conditions exceeded 20 percent. As a result, we determined that the acquisition of Sunway Kids is not deemed to be significant and the separate financial statements and pro-forma financial information in connection with the acquisition of Sunway Kids are not required.

We also acknowledge the Staff’s comment and respectfully inform the Staff that we did not factor the disposition of our concrete business into our significance assessment as the plan to dispose of our concrete business was only made in March 2020, and we did not officially complete the disposition until May 2020. These dates are subsequent to our acquisition of Sunway Kids and thus we were unable to factor in the disposition of our concrete business into our significance assessment when we acquired Sunway Kids.

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have further questions, we respectfully ask that you forward them by electronic mail to our counsel, Joan Wu, Esq., at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer
Color Star Technology Company, Limited

cc:	Joan Wu

Hunter Taubman Fischer & Li LLC

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